January 15, 2026

Hongyan Yu
Chief Executive Officer
Cybriatech Inc
B2, 6/F, Phase-2 Hang Fund Industrial Building
2G, Hok Yuen Street, Hung Hom, Kowloon
Hong Kong

       Re: Cybriatech Inc
           Amendment No. 5 to Registration Statement on Form S-1
           Filed January 6, 2026
           File No. 333-287896
Dear Hongyan Yu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2025 letter.

Amendment No. 5 to Registration Statement on Form S-1
Risk Factors, page 10

1. We note your amended disclosure in response to prior comment 1 and reissue it in part. Please add to or revise your current risk factors to include the material risks associated with operating with one customer agreement, which we note is for $30,000 and for a duration of six months from December 15, 2025. Please also specifically address any risks related to your ability to continue operations once this customer agreement terminates.
 January 15, 2026
Page 2
Signatures, page II-5

2. Your signature dates are as of January 6, 2025. Please update your signature page to the date of the filing

       Please contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Shiqin Wang